Mail Stop 6010

      August 18, 2005



Mr. John Cousins
Chief Financial Officer
Advanced Optics Electronics, Inc.
8301 Washington NE
Suite 5
Albuquerque, New Mexico 87113

	RE:	Advanced Optics Electronics, Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		Filed April 04, 2005
		Form 10-QSB for the quarter ended March 31, 2005
		Form 10-QSB for the quarter ended June 30, 2005
		File No. 000-24511

Dear Mr. John Cousin:

      We have reviewed your response to our letter dated July 29, 2005 and have the following additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year December 31, 2004

General

1. File the amended Form 10-KSB referred to in your cover letter.


Results of Continuing Operations

Operating Expenses, page 19

2. We refer to your response to comment 6. Please provide us schedules of the underlying calculations of the gains and losses on the debenture conversions. Provide explanation about how you determined the amounts presented on those schedules. Show us how you measured the fair value of the stock issued in satisfaction of the notes. If you used other than the quoted market price of the shares on the conversion dates, explain why your method conforms to GAAP.


Form 10-Q as of June 30, 2005

Statements of Cash Flows, page F-4

3. Disclosure on page F-9 indicates that you transferred to consultants approximately 14.5 million shares of Genomed stock with a fair value of $390,366. Tell us why the operating section of the cash flow statement does not present a non-cash charge for the fair value of the shares transferred. Either revise or explain why your presentation is appropriate under SFAS 95.

4. As a related matter, confirm that the $293,347 identified as "Investment in Genomed" is an actual cash sale. If these shares were not sold for cash, either appropriately revise the cash flow statement or explain why the existing presentation is appropriate under SFAS 95.

5. Provide us roll-forwards from December 31, 2004 to June 30,
2005
of the number of Genomed shares and the fair value of those shares.
Present transactions and changes in fair value in gross amounts by quarter.



Note 8, Stockholders` Equity, page F-15

6. You disclose that during the six months ended June 30, 2005 you issued 21 million shares for debentures. Show us how you measured the $21,000 fair value assigned to those shares. If you used other than the quoted market price of the shares on the conversion dates, explain why your method conforms to GAAP.


Item 3, Controls and Procedures, page 10

7. You disclose that your controls and procedures are of limited effectiveness. Under Item 307 to Regulation S-B you should express a clear and unequivocal opinion about the effectiveness of disclosure controls and procedures. That is, you may state that disclosure controls and procedures are effective or you may state that disclosure controls and procedures are not effective. If you conclude that such controls and procedures are not effective you should also provide appropriate explanation.

8. We see that the Chief Executive Officer and Chief Financial Officer evaluated disclosure controls and procedures as of a date within 90 days before the filing date of the quarterly report. Amend to disclose management`s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the quarterly report. Refer to Item 307 of Regulation S-B and Part II.F of "Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports" (Release No. 33-8238).

















      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
551-3645 or me, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief , at (202) 551-3676 with any other concerns.


									Sincerely,


									Gary Todd
									Review Accountant
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Mr. John Cousin
Advanced Optics Electronics, Inc.
August 18, 2005
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